Filed by Fifth Third Bancorp
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Old Kent Financial Corporation
Securities Act Registration Statement No. 333-52182
Text version of 425 filed on January 25, 2001

Fifth Third Bank
Salomon Smith Barney
Fourth Annual Financial Services Conference

Financial Strength & Consistent Growth

Neal E. Arnold
Executive Vice President
Chief Financial Officer

Wilfrid A. Daly, III
Chief Marketing Officer

January 25, 2001

Consistent & Superior Performance

Average EPS Growth (a)

	20 Yr	10 Yr	5 Yr

FITB	15.9%	16.2%	16.1%

S&P 500	6.8%	10.0%	10.3%

Year – to – Year % Change in EPS

22.3	21.7	14.1	11.4	14.6	15.4	16.9	18.7	17.3	15.8	10.0	14.0	18.0	19.3	15.5	15.0	14.1	17.2	20.5	17.0	17.4

1980	1981	1982	1983	1984	1985	1986	1987	1988	1989	1990	1991	1992	1993	1994	1995	1996*	1997	1998*	1999*	2000*

Delivering Value to Shareholders

N.B.: Data is as originally reported in Annual Reports. *Before impact of one-time charges.

Pristine Balance Sheet = Flexibility & Consistency

•	Balance Sheet Strength

– Equity to Assets: 10%

– Tangible Equity to Assets: 9%

– Favorable deposit and earning asset mix trends

•	Credit Quality

– LLR coverage of NPAs is 3.8x Vs. 10-year average of 1.7x

– UPA/Total Loans & Leases is .72 bp Vs. 10-year average of 1.02

– YTD Charge-off Ratio is .41 bp Vs. 10-year average of .45 bp

•	Rating Agencies

	S&P	Moody's

– Deposits	AA -	Aa2

– Commercial Paper	A-1+	Prime-1

       Moody’s upgrade in September from A1 to Aa3.

One of only a handful of bank holding companies with this rating.

NB: Fifth Third Historical

Balanced Business Mix — Four Businesses

Revenues

Business	Dollars	Percentage

Retail	$323	53%

Commercial	$165	27%

Transaction Processing	$61	10%

Investment Advisory	$59	10%

Net Income

Business	Dollars	Percentage

Retail	$110	51%

Commercial	$68	31%

Transaction Processing	$21	10%

Investment Advisory	$17	8%

N.B.: Dollars in millions as of Q3 2000

Fourth Quarter Highlights

		Increase over Q4 99

EPS	$.50	19.0%

Net Income	$236,402,000	18.2

ROA	2.11%	11.1

ROE	20.6%	6.7

Overhead Ratio	42.2%	5.7

Capital Ratio	10.24%	4.3

—	Fifth Third was named the #1 Bank in Forbes Magazine’s Platinum 400 list

N.B. EPS defined as operating earnings per diluted share. All calculations exclude one-time charges. Capital ratio defined as average gap equity to average assets

FITB Affiliate Banks (Pro forma)

—	Old Kent affiliates will represent a significant portion of the combined franchise

FITB Affiliates	Assets	Deposits	Branches	President	Years @ 5/3

Cincinnati	$11.7	$8.0	100	G. Schaefer, Jr	28

Grand Rapids	10.1	7.9	155	K. Kabat	—	OK Affiliate (c)

Chicago	9.2	6.7	117	B. Stamper (a)	14	OK Affiliate

Southern Indiana	5.1	2.4	58	J. Daniel (b)	1

Dayton	4.9	2.8	65	D. Sadlier	9

Detroit	4.6	3.0	74	P. Fehring (a)	20	OK Affiliate

Columbus	4.1	2.5	59	T. O'Dell	—

Toledo	4.1	2.6	44	B. Sullivan (b)	1

Central Indiana	3.9	2.6	82	M. Alley	14

Cleveland	3.7	2.4	75	R. King	24

Northern Michigan	1.5	1.1	22	J. Pelizzari	—	OK Affiliate

Louisville	2.0	1.0	40	J. Gaunt	31

Northern Kentucky	1.3	0.9	28	T. Rawe	24

Arizona	1.0	0.4	11	B. Robert (b)	2

Lexington	1.0	0.4	17	S. Barnes	6

Ohio Valley	1.0	0.6	23	S. Greenlee	10

Florida	0.5	0.3	10	C. Kvetko	12

(a)	Current Fifth Third executive.
(b)	Indicates executives who have joined FITB from acquired institutions.
(c)	Includes pending acquisitions.

Best Fit with Focus in Larger MSA Markets

Dollars in millions.

Pro Forma Market Share
In FITB/OK 10 Largest MSAs

Rank	Institution*	Deposits	Branches	Mkt. Share

1	Bank One	$61.2	637	16.7%

2	ABN AMRO	37.7	369	10.3

3	Fifth Third	29.6	628	8.1

4	National City	21.6	477	5.9

5	KeyCorp	17.5	196	4.8

* Pro Forma for pending acquisitions.
Source: SNL Branch Migration Database as of June 30, 1999.

NB	-combined FITB / OK data pre-divestiture (if required).
-combined SFB / MNC data pre-divestiture (if required).

Executing Locally

•	All product-lines report to local affiliate CEO

•	Push P&L growth accountability further down in to the company

•	Measure Relentlessly / Stress Accountability

•	Reward success

– Variable compensation

– Stock options

•	Upgrade under-performers continuously

•	Trust capitalism

Linking Share Ownership to Behavior

—	Implementation of Fifth Third’s incentive programs

—	Key components

– Performance based incentive compensation

– Variable bonus level tied to high performance targets

– All front-line managers have and will continue to participate in Fifth Third option grant program

– Significant personal investment by Fifth Third team in FITB stock

– Old Kent executives will have significant ownership as well

—	Share ownership mindset:

	FITB	OK

• % of Employees Owning Shares	77%	33%

• # of Officers Receiving Options	2,250	1,750

• % ownership by Employees & Directors	9.7%	6.5%

Market Confidence

—	Moody’s upgrade in September from A1 to Aa3. One of only a handful of bank holding companies with this rating.

—	Stock Performance:

	1 year	5 year	10 year	20 year

FITB	24%	35%	32%	30%

S&P 500	-9%	20%	24%	13%

* N.B. All returns as of 12/31/00

Record of Successful Acquisition Integration

—	Proven ability to improve target profitability

—	Fifth Third has always delivered on acquisition promises

	Year	ROA at	2000	% of
Affiliate	Acquired	Purchase	ROA	Market Cap

Central Indiana (CNB Bancshares)	1999	1.38%	1.75%	>

Southern Indiana ( “ “ )	1999	1.42	1.50	>	9.9%

Northern Indiana ( “ “ )	1999	1.00	1.33	>

Western Ohio (CitFed*)	1998	0.87	1.64		4.7

Columbus, Ohio (State SB*)	1998	1.26	2.08		5.4

Louisville, Kentucky (Cumberland*)	1994	0.85	1.62		4.1

Northwestern Ohio	1989	0.97	2.18		20.1

* Thrift Institution

Combined Balance Sheet

Dollars in millions.

	Fifth Third	Old Kent	Pro Forma

Cash & Securities	$16,812	$4,672	$21,484

Gross Loans	25,952	16,606	42,558

Allowance for Loan Losses	(383)	(226)	(609)

Other Assets	3,476	2,790	6,266

Total Assets	$45,857	$23,842	$69,699

Deposits	$30,948	$17,410	$48,358

Other Liabilities	9,845	4,561	14,406

Capital Securities	173	100	273
Total Equity	4,891	1,771	6,663

Total Liabilities & Equity	$45,857	$23,842	$69,699

N.B. Financial data as of December 31, 2000.

No Need to Rush

—	Immediately accretive to EPS, before cost savings

Estimated
EPS Accretion

2001 No Synergies	9.4%

2001 with Phased-in Synergies (a)	11.3

2002 with Phased-in Synergise (a)	12.5

—	Conservative, identifiable and readily achievable cost savings

–	Only 20% of Old Kent overhead

–	Realistic Savings Timetable: 25% in ‘01 75% in ‘02 and 100% in ‘03

–	Goal: – Protect and grow revenues

– Positioned to roll-out typical Fifth Third enhancement programs

—	IRR well above cost of capital with conservative assumptions

      (a) Assumes cost savings equal to 20% of Old Kent’s controllable non-interest expenses phased-in at 25% in 2001 and 75% in 2002

Stable Credit Quality

Fifth Third (Pro-Forma) 4th Quarter Credit Statistics

Non Accrual Loans	$174,250

Renegotiated Loans	1,603

Other Real Estate Owned	24,685

Total Non-Performing	$200,538

Net Charge-Offs	$34,945

			Fourth Quarter
			Industry Average

• Non-Performing Assets as a % of Loans, Leases & OREO	.47%		.76	%*

• Reserve Balance / NPAs	3.46	x	1.91	x**

• Net Charge-Offs as a % of Average Loans & Leases Oustanding	.33%		.56	%*

* Industry average calculated on reported Q4 2000 results of ASO, BAC, BK, ONE, BBT, JPM, FTN, FTU, FSR, FBF, HBAN, KEY, MEL, PNC, RGBK, SOTR, STT, SUB, STI, SNV, TCB, USB, UPC, WB, WFC.
** Lehman Brothers 4Q00 Bank Composite Average

Commercial Loan Summary

Auto dealers	Wholesale trade	Other	Real Estate	Service Industries	Construction Co's	Manufacturing

6%	5%	26%	20%	17%	8%	18%

—	Average obligation at 2000 year end was $316 K

—	Average obligor exposure was less than $505 K

Consistent & Balanced Loan Portfolios

Fifth Third

Construction	Commercial Mtg	Commercial Loans & Leases	Residential Mtg	Home Equity	Credit Cards	Other Consumer

6%	11%	34%	17%	11%	1%	20%

Pro Forma

Construction	Commercial Mtg	Commercial Loans & Leases	Residential Mtg	Home Equity	Credit Cards	Other Consumer

7%	14%	32%	14%	16%	1%	16%

Ongoing Superior Performance Measures

			Pro Forma
LTM - 12/00	Fifth Third	Old Kent	Combined(1)
ROAA	1.98%	1.46%	1.95%

ROACE	20.0	20.8	21.7

Efficiency Ratio(2)	40.6	56.7	42.1

Tangible Common Ratio	9.42%	6.89%	8.55%

Leverage Ratio	10.41	7.26	9.31

(1) LTM 12/31/00 pro forma combined for ROACE, ROAA and Efficiency Ratio assuming full 20% of Old Kent controllable non-interest expenses, and excludes non-recurring items.
(2) LTM 12/31/00 excludes amortization of intangibles.

FITB Continues to Deliver Industry-Leading Returns

ROE(1)

1	Mellon Financial	25.8%
2	Bank of New York	25.8

3	US Bancorp (pro forma)	22.8

4	FITB / OK *	21.7

5	Northern Trust Corp	21.3

6	Synovus Financial Corp	20.1

7	BB&T Corp	20.0

8	Comerica	19.9

9	FleetBoston Financial	19.9

10	PNC Financial Serv	19.8

ROA

1	Mellon Financial	2.15%

2	US Bancorp (pro forma) *	2.06

3	FITB / OK *	1.95

4	Synovus Financial Corp	1.95

5	Bank Of New York	1.83

6	Comerica	1.81

7	Wells Fargo	1.78

8	PNC Financial Serv	1.76

9	FleetBoston Financial	1.63

10	National City Corp	1.49

Efficiency

1	FITB / OK *	42.1%

2	US Bancorp *	42.4

3	First Union	45.3

4	Comerica	46.7

5	BB&T Corp	47.1

6	Bank of New York	49.6

7	Bank of America	50.7

8	Wachovia Corp.	51.8

9	Wells Fargo	53.0

10	SunTrust Banks, Inc	55.1

LT Growth

1	FITB / OK	16.0%

2	Synovus Financial Corp	15.0

3	State Street Corp	14.7

4	US Bancorp (pro forma)	14.0

5	Wells Fargo	13.0

6	Bank of New York	13.0

7	Mellon Financial	13.0

8	Northern Trust Corp	13.0

9	FleetBoston Financial	12.0

10	BB&T Corp	12.0

Data excludes Citigroup and companies that have announced control sales.
(1) For U.S. banking institutions with leverage ratio > 6.75%
LT EPS Growth Rate Source: IBES and IDD Information Services
* 12/31/00 LTM combined financial data adjusted to reflect 100% of announced cost savings

Significant Potential for Continued Growth

—	Only 1 out of 16 possible households is a Fifth Third customer

—	Best major-MSA concentration

—	Familiar Fifth Third competitors

—	Fragmented market

Indiana

Population	5.9 million

National Rank	14th

		Deposits	Branches	Market Share

1.	Bank One Corp	$12,333	219	17.5%

2.	National City Corp.	7,053	202	10.0

3.	FITB / OK	5,386	162	7.7

4.	Old National Bancorp	4,270	104	6.1

5.	1st Source Corp.	2,182	44	3.1

Illinois

Population	12.1 million

National Rank	5th

		Deposits	Branches	Market Share

1.	Bank One Corp	$30,166	244	13.8%

2.	ABN AMRO	23,260	122	10.6

3.	Bank of Montreal	15,813	134	7.2

4.	Northern Trust Corp.	8,285	17	3.8

5.	FITB / OK	6,718	94	3.1

Ohio

Population	11.2 million

National Rank	7th

		Deposits	Branches	Market Share

1.	Key Corp	$18,953	225	12.1%

2.	Fifth Third	16,408	378	10.5

3.	National City Corp.	15,624	349	10.0

4.	Bank One Corp.	15,168	276	9.7

5.	US Bancorp	9,034	307	5.8

Michigan

Population	9.8 million

National Rank	8th

		Deposits	Branches	Market Share

1.	Bank One Corp	$18,008	259	15.9%

2.	Comerica Inc.	16,053	251	14.2

3.	FITB / OK	10,604	269	9.4

4.	National City Corp.	10,040	275	8.9

5.	ABN AMRO	9,268	151	8.2

Kentucky

Population	4.0 million

National Rank	25th

		Deposits	Branches	Market Share

1.	National City	$4,549	114	9.4%

2.	US Bancorp	4,036	134	8.4

3.	Bank One	3,995	68	8.3

4.	PNC Bank	3,322	56	6.9

5.	Fifth Third	2,589	97	5.4

Source: SNL Branch Migration Database as of June 30, 1999.
NB -combined FITB / OK data pre-divestiture (if required).

Substantial Potential — Proven Execution

No revenue enhancements assumed, but long standing track record of improving performance and revenue

Significant potential for revenue and productivity improvements

	Fifth Third	Old Kent

- Net income per FTE	$76.3k	$39.4k

- Net revenue per FTE	$211k	$154k

- Efficiency ratio	42.2%	58.2%

Demonstrated performance with CNB acquisition

- Net income per FTE at announcement (6/99)	$35.0k

- Consol. Indiana NI per FTE — YTD 2000	$77.8k

Retail Banking

“Getting our hands dirty”

Consumer Checking Campaign Integration

Winter Wonderland
Consumer Checking Account
Campaign

	NEW ACCOUNTS		%	NEW BALANCES		%
AFFILIATE	NEW	GOAL	of GOAL	NEW	GOAL	of GOAL

Ohio Valley	352	2,790	13%	1,632,881	5,017,000	33%

Northern Indiana	995	3,523	28%	3,798,450	11,584,000	33%

Louisville	1,252	7,981	16%	4,288,625	13,344,000	32%

Florida	249	855	29%	2,099,794	8,488,000	25%

Columbus	1,474	10,405	14%	5,515,507	24,990,000	22%

Western Ohio	1,142	7,184	16%	4,854,293	23,120,000	21%

Northwest Ohio	883	8,113	11%	2,761,122	16,528,000	17%

Central Indiana	1,239	11,207	11%	3,058,742	20,089,000	15%

Cincinnati	2,108	15,150	14%	5,934,134	46,883,000	13%

Northern KY	474	4,055	12%	1,308,448	11,184,000	12%

Northeast Ohio	1,152	4,726	24%	2,640,586	22,752,000	12%

Southern Indiana	718	7,317	10%	1,622,281	14,754,000	11%

Southwest	179	1,037	17%	1,063,740	10,071,000	11%

Lexington	369	1,657	22%	652,512	6,196,000	11%

Total Fifth Third	12,586	86,000	15%	41,231,115	235,000,000	18%

North Michigan	350	1,477	24%	4,236,739	4,032,001	105%

West Michigan	1,973	10,552	19%	13,019,350	28,815,311	45%

Illinois	1,003	16,133	6%	12,108,874	44,069,739	27%

East Michigan	1,080	10,734	10%	6,805,532	29,320,849	23%

Indiana	39	2,104	2%	53,563	5,750,000	1%

Old Kent	4,445	41,000	11%	36,224,058	111,987,900	32%

Total Campaign	17,031	127,000	13%	77,455,173	346,987,900	22%

* As of January 19, 2001 Bancorp should be at 14.5% of the total goal.

Retail Deposit Campaigns

Direct Loan Campaigns

2001 1st Quarter Direct Loan Campaign

“Bye Bye Bills” — As of January 19, 2001

	New Loans			$ Amounts

Affiliate	Actual	Goal	%	Actual O/S	Goal O/S	%

Northern Indiana	220	2,147	10%	5,829,230	34,507,000	17%

Cincinnati	242	3,960	6%	3,279,682	73,416,000	4%

Louisville	75	1,792	4%	1,418,499	32,153,000	4%

Western Ohio	157	2,912	5%	2,131,526	55,062,000	4%

Southwest	10	493	2%	370,387	9,723,000	4%

Southern Indiana	178	2,473	7%	1,612,448	43,517,000	4%

Northwestern Ohio	78	1,927	4%	1,242,011	34,583,000	4%

Central Ohio	108	2,814	4%	1,566,905	49,056,000	3%

Ohio Valley	52	1,031	5%	576,730	18,390,000	3%

Central Indiana	113	3,180	4%	1,369,418	58,486,000	2%

Central Kentucky	16	762	2%	402,376	17,353,000	2%

Northern Kentucky	42	1,214	3%	565,287	29,383,000	2%

Northeastern Ohio	79	3,797	2%	996,267	52,103,000	2%

Florida	1	448	0%	10,161	7,268,000	0%

Total Fifth Third	1,371	28,950	5%	$21,370,924	$515,000,000	4%

North Michigan	146			2,610,276

West Michigan	466			7,987,601

East Michigan	173			3,949,037

Illinois	199			4,415,159

Ft Wayne	9			86,000

Total Old Kent	993	11,900	8%	$19,048,073	$221,789,000	9%

Total Campaign	2,364	40,850	6%	$40,418,997	$736,789,000	5%

Bancorp should be at 5.2% of the total goal.

Direct Loan Campaign

Special Offers
Line:	Introductory rate and Prime +0% for life
Loans:	$99 Payment and 120 days deferred payment option

The Results

Year-Over-Year

Demand deposits and interest checking balances increased by eleven and eight percent, respectively.

Consumer demand deposits increased by 17 percent

Retail deposit service charges increased by 31 percent.

Direct installment loan balances increased by 20 percent, fueled by annual originations of $2.5 billion compared to $2.0 billion a year ago.

Commercial Banking

“That wouldn’t be happiness to see me ...”

Commercial Deposit Campaigns

2000 — 2001 Commercial Deposit Campaign

Hawaii Five–Three
Campaign to date 5/01/00 – 12/31/00

				Change
				in Total
	New Account Production		Total Balance	Balance	% of Goal		Pace
Affiliate	Accounts	Balance	Deposits	Deposits	Account	Balance	Balance

Northern Kentucky	209	6,456,187	80,234,162	16,687,854	99.52	158.93	65.38

Louisville	190	9,383,356	88,184,851	21,736,666	52.78	120.76	65.38

Cincinnati	1,194	112,467,115	1,088,416,300	254,521,907	41.89	111.63	65.38

Central Kentucky	87	8,326,583	57,646,883	10,012,321	48.33	111.25	65.38

Central Ohio	509	20,141,279	142,355,805	35,213,971	64.27	88.92	65.38

Florida	87	5,114,656	28,311,685	4,574,876	80.56	84.72	65.38

Northwestern Ohio	179	18,489,506	141,457,841	23,301,230	31.08	80.91	65.38

Western Ohio	296	10,538,152	185,904,892	15,723,024	53.62	56.97	65.38

Northeastern Ohio	300	11,739,613	99,786,417	18,976,749	43.10	54.53	65.38

Northern Indiana	239	6,219,393	6,219,393	6,219,393	52.41	27.28	65.38

Central Indiana	171	9,377,857	102,107,801	11,002,991	16.19	20.84	65.38

Ohio Valley	60	5,291,420	49,682,037	1,689,076	27.78	15.64	65.38

Southern Indiana	106	8,052,872	7,693,973	7,693,973	7.60	11.25	65.38

Southwest	9	84,971	14,887,591	14,887,591	18.75	(11.99)	65.38

Total Bancorp	3,634	$231,324,061	2,092,889,631	$427,066,155	38.38%	76.41%	65.38%

Commercial Deposit Campaigns

2000 — 2001 Commercial Deposit Campaign
Hawaii Five-Three

			New Production		Change in		% of Goal
Rank	Officer	Affiliate	Accounts	Balances	Total Balance	Total Balance	Total Balance

1	Marty Orr	Northwestern Ohio	14	11,055,862	11,849,114	1184.91%	1184.91%

2	H. Lair	Louisville	10	2,472,670	22,441,895	1122.09%	1122.09%

3	David Gordley	Cincinnati	88	28,272,905	39,766,819	611.80%	611.80%

4	Terry Lyons	Cincinnati	12	10,094,465	24,199,597	604.99%	604.99%

5	Ted Berge	Central Kentucky	32	2,644,208	7,007,823	545.05%	545.05%

6	Ted Lape	Central Ohio	49	8,709,770	15,852,595	528.42%	528.42%

7	Dan Klus	Cincinnati	96	1,458,326	33,098,640	509.21%	509.21%

8	Jennifer Gray	Cincinnati	36	13,884,476	14,070,319	469.01%	469.01%

9	Mic Cooney	Northern Kentucky	11	89,492	5,861,843	390.79%	390.79%

10	Lamont Thurston	Western Ohio	52	1,294,315	7,452,778	372.64%	372.64%

11	Andy Hauck	Cincinnati	48	10,504,261	27,787,642	370.50%	370.50%

12	Bill Carroll	Cincinnati	27	3,619,647	10,479,725	349.32%	349.32%

13	Tom Partridge	Cincinnati	14	216,929	13,859,899	346.50%	346.50%

14	Lori Geier	Cincinnati	26	1,774,254	9,832,000	327.73%	327.73%

15	Jim Byrnes	Northeastern Ohio	15	296,176	4,789,453	319.30%	319.30%

248	WORK IN PROGRESS	Louisville	17	774,544	(2,173,223)	-144.88%	-144.88%

249		Ohio Valley	—	—	(1,487,349)	-148.73%	-148.73%

250		Western Ohio	4	63,492	(4,464,096)	-148.80%	-148.80%

251		Cincinnati	7	422,965	(3,226,723)	-161.34%	-161.34%

252		Louisville	34	1,058,516	(3,122,567)	-208.17%	-208.17%

253		Central Indiana	4	534,699	(1,264,117)	-378.52%	-378.52%

254		Central Indiana	2	42,426	(508,776)	-380.86%	-380.86%

The Results

Year-Over-Year

Average Commercial deposits increased 11 percent

Business 53 account balances increased 28 percent

Commercial checking service charges increased 59 percent

International service charges increased 336 percent

Thank You

Forward-Looking Statement

This document contains forward-looking statements about Fifth Third Bancorp (“Fifth Third” or “FITB”), Old Kent Financial Corporation (“Old Kent” or “OK”) and the combined company which we believe are within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are made in connection to the financial condition, results of operations, plans, objectives, future performance and business of Fifth Third and/or the combined company. These forward-looking statements involve certain risks and uncertainties. There are a number of important factors that could cause future results to differ materially from historical performance and these forward-looking statements. Factors that might cause such a difference include, but are not limited to: (1) competitive pressures among depository institutions increase significantly; (2) changes in the interest rate environment reduce interest margins; (3) prepayment speeds, loan sale volumes, charge-offs and loan loss provisions; (4) general economic conditions, either national or in the states in which Fifth Third and Old Kent do business, are less favorable than expected; (5) legislative or regulatory changes adversely affect the business in which Fifth Third and Old Kent are engaged; and (6) changes in the securities markets. Further information on other factors which could affect the financial results of Fifth Third after the merger are included in Fifth Third’s and Old Kent’s filings with the SEC. These documents are available free of charge at the SEC’s website at http://www.sec.gov and/or from Fifth Third or Old Kent.

Disclosure

Investors and security holders are advised to read the proxy statement/prospectus regarding the transactions referenced in this document when it becomes available, because it will contain important information. The proxy statement/prospectus will be filed with the Securities and Exchange Commission by Fifth Third and Old Kent. Security holders may receive a free copy of the proxy statement/prospectus (when available) and other related documents filed by Fifth Third and Old Kent at the Securities and Exchange Commission’s website at http://www.sec.gov and/or from Fifth Third or Old Kent.

Old Kent and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Old Kent with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Old Kent’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 25, 2000. This document is available free of charge at the Commission’s website at http://www.sec.gov and/or from Old Kent.

Fifth Third and its executive officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Fifth Third with respect to the transactions contemplated by the merger agreement. Information regarding such officers and directors is included in Fifth Third’s proxy statement for its 2000 Annual Meeting of shareholders filed with the Commission on February 9, 2000. This document is available free of charge at the Commission’s website at http://www.sec.gov and/or from Fifth Third.